February 18, 2022

Via EDGAR and E-mail

Mr. Tom Kluck,

Special Counsel, Office of International Corporate Finance,

Division of Corporate Finance,

Securities and Exchange Commission,

100 F St., N.E.,

Washington, D.C. 20549.

Re:     Asian Infrastructure Investment Bank

Registration Statement Under Schedule B

Filed November 16, 2021 (File No. 333-261099)

Dear Mr. Kluck:

This letter provides the responses of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of December 15, 2021 (the “Comment Letter”) with respect to AIIB’s Registration Statement under Schedule B filed with the Commission on November 16, 2021 (File No. 333-261099) and AIIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) filed with the Commission on April 2, 2021 and subsequently amended by the filing of amendments on Form 18-K/A.

In connection with this response to the Comment Letter, AIIB today filed Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”) and Amendment No. 5 to the Annual Report (“Amendment No. 5”). Amendment No. 5 is incorporated by reference into the Amended Registration Statement. Further, we enclose with this letter a copy of the Amended Registration Statement, a marked copy of the Amended Registration Statement to show changes to the Registration Statement as filed on November 16, 2021 and a copy of Amendment No. 5.

All responses are keyed to the headings indicated in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to AIIB’s response. The page references in the Staff’s comments refer to the page numbers in Exhibit 3 to the Annual Report; the page

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numbers in AIIB’s responses refer to the page numbers in the Amended Registration Statement.

Registration Statement filed under Schedule B on November 16, 2021

Form 18-K for Fiscal Year Ended December 31, 2021 - Exhibit 3

Related Party Transactions, page 18

1.

We note your disclosure on page 18 that “Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party.” The disclosure in this section lists several loans to China or Chinese related organizations. Please disclose how China and the other parties listed are each a related party in the listed transactions. Also describe the Bank’s approval process for the related party transactions and describe any differences between the approval process for these investments compared to non-related party transactions. Please provide this disclosure directly in the prospectus in order to provide investors clear and prominent disclosure of the risks of related party transactions.

The Amended Registration Statement has been revised on page 8 in response to the Staff’s comment. The revisions to the Amended Registration Statement reference information provided by AIIB related to the topics addressed in the Staff’s comment under “Related Party Transactions” in Exhibit 14 of the Annual Report, as added by Amendment No. 5 and incorporated by reference in the Amended Registration Statement.

2.	We note your disclosure that:

“The Bank approved a US$75.0 million investment into the Asia Investment Limited Partnership Fund, a limited partnership fund organized under the laws of Hong Kong, China, and subscribed to an interest therein in November 2019. In addition to the Bank, the government of China and other entities related to the government of China are also limited partners of this fund. The Bank will not take part in the management of this fund.”

Please disclose in the prospectus the nature of the investments by the Asia Investment Limited Partnership Fund and the other entities related to China that are limited partners. Also disclose the nature of the interest that the Bank acquired from the fund. Please disclose whether the Bank plans to enter into future investments with the fund.

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The revisions on page 8 of the Amended Registration Statement reference information provided by AIIB related to the topics addressed in the Staff’s comment under “Related Party Transactions” in Exhibit 14 of the Annual Report, as added by Amendment No. 5 and incorporated by reference in the Amended Registration Statement.

Loans by Sector, page 26

3.	For each sector listed in the table, please revise the Form 18-K to describe in detail the nature of the sector and the loans that comprise each sector.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Financing Portfolio—Loans by Sector” in Exhibit 14 of the Annual Report, as added by Amendment No. 5 and incorporated by reference in the Amended Registration Statement.

Financing Approval Process, page 28

4.

Please revise the Form 18-K to disclose the names of the persons on the Investment Committee and the country each person represents. Also, describe the selection process for the persons to participate on the committee.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Financing Approval Process—Investment Committee” in Exhibit 14 of the Annual Report, as added by Amendment No. 5 and incorporated by reference in the Amended Registration Statement.

General

5.

We note Exhibit 12 to the Form 18-K/A filed on November 19, 2021 and the disclosure regarding “External Auditor Work Papers,” on page 9. Given the significance of this disclosure, please revise the Schedule B to include this information directly in the prospectus in order to provide clear and prominent disclosure of the issues and related risks. See CF Disclosure Guidance Topic No. 10, Disclosure Considerations for China- based Issuers. In addition, please consider the questions raised in the section “Disclosure Considerations for China-based Issuers” of the Disclosure Guidance Topic to ensure that the registrant fully discloses the material risks related to its operations in China. Additional disclosures regarding these risks should be clear and prominent and included directly in the prospectus of the Schedule B, and on the cover

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page of the prospectus, as applicable. Also update this information to include the recently adopted amendments to finalize rules under the Holding Foreign Companies Accountable Act and discuss the impact, if any, the rules may have upon the registrant.

The Amended Registration Statement has been revised on pages 6-8 in response to the Staff’s comment. These revisions (i) include in the prospectus the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—External Auditor Work Papers” provided in Exhibit 12 to the Annual Report, as updated to reflect recent events relevant to this information; and (ii) address inspection limitations of the Public Company Accounting Oversight Board and lack of enforcement mechanisms, as well as risks relating to the quality of AIIB’s financial statements, as these matters relate to AIIB’s engagement of its external auditor, which is based in Hong Kong, China. In this respect, AIIB notes, as disclosed in the Amended Registration Statement, that (i) AIIB has engaged with the authorities of China, its host country, and received assurances from the Ministry of Finance of China that the authorities of China would not prevent the release of AIIB’s external auditor work papers pertaining to AIIB if the Commission were to request them during the course of a Commission investigation; and (ii) because AIIB is not required to file reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, AIIB is not a “covered issuer” subject to the disclosure requirements and listing and trading prohibition of the Holding Foreign Companies Accountable Act.

AIIB has also considered the questions in the section of the Division of Corporation Finance’s CF Disclosure Guidance: Topic No. 10 on “Disclosure Considerations for China-Based Issuers” (the “Disclosure Guidance”) as they relate to AIIB’s operations in China. Other than in respect of the revisions discussed in the previous paragraph, AIIB respectfully submits that, for the reasons described below, such questions are addressed in the Registration Statement, including in the information incorporated by reference, or are inapplicable to AIIB.

Variable interest entity. AIIB does not use any variable interest entity in its organizational structure. As described under “Asian Infrastructure Investment Bank—Overview” and “—Legal Status” in Exhibit 3 to the Annual Report, AIIB is a multilateral development bank that maintains its principal office in Beijing, China. AIIB was established and operates under its Articles of Agreement, an international treaty to which governments are parties. As described in “Description of the Securities” in the Registration Statement, all securities offered under the Registration Statement would be issued by AIIB.

Regulatory environment in China. Under its Articles of Agreement, AIIB enjoys, in the territory of each of its members, including China, immunities, exemptions and privileges that render the regulatory environment in China largely inapplicable to AIIB’s operations. As described under “Asian Infrastructure

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Investment Bank—Legal Status” in Exhibit 3 to the Annual Report, AIIB’s Articles of Agreement provide that AIIB enjoys the following immunities, exemptions and privileges in the territory of each of its members:

•

AIIB enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities, in which case actions may be brought in a court of competent jurisdiction in the territory in which AIIB has an office, has appointed an agent for service of process or has issued or guaranteed securities. Moreover, no action may be brought against the Bank by a member or an instrumentality of such member; instead they have recourse to special procedures for settlement of disputes as described in the Articles of Agreement, in the by-laws and regulations of the Bank, or in contracts entered with the Bank.

•

The property and other assets of AIIB are immune from all forms of seizure, attachment or execution before delivery of a final judgment against AIIB, and from search, requisition, confiscation, expropriation or any other forceful taking by executive or legislative action. The archives of the Bank and all documents belonging to it or held by it are inviolable, regardless of location or who holds them.

•

All Governors, Directors, Alternate Governors, Alternate Directors, the President, Vice-Presidents and other officers and employees of AIIB are immune from legal process with respect to acts performed by them in their official capacity, except when AIIB waives this immunity.

•

AIIB, its assets, property, income and its operations and transactions are immune from all taxes and customs duties, and AIIB is immune from any obligation relating to the payment, withholding or collection of any tax or duty.

•	All of the property and assets of AIIB are free from restrictions, regulations, controls and moratoria of any nature (subject to the Articles of Agreement).

•

The salaries, emoluments and expenses which AIIB pays to its Directors, Alternate Directors, President, Vice-President(s) and other officers and employees of the Bank are exempt from taxation, save to the extent that a member has explicitly reserved its right to tax such payments to its nationals or citizens.

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Shareholder rights and remedies. As described under “Asian Infrastructure Investment Bank—Legal Status” in Exhibit 3 to the Annual Report, AIIB does not have private shareholders. Instead, as described under “—Membership, Capital Structure and Reserves” in Exhibit 3 to the Annual Report, membership in AIIB is open to certain sovereign entities and certain other governments not responsible for the conduct of their international relations (e.g., a political subdivision such as a semi-autonomous territory). AIIB will only offer debt securities to investors under the Registration Statement.

Further, as described above, under AIIB’s Articles of Agreement, AIIB’s immunity from legal process does not apply in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities. AIIB discloses to investors the rights that they will have to seek recourse in respect of any AIIB debt securities offered under the Registration Statement, and the mechanisms through which investors must seek such resource. In particular, as described under “Description of Securities—Governing Law and Jurisdiction” in the Registration Statement:

•

AIIB has generally agreed that any dispute, controversy or claim arising out of or relating to the securities to be issued under the Registration Statement will be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the HKIAC Procedures for the Administration of Arbitration under the UNCITRAL Rules.

•

The dispute resolution provisions applicable to the securities will be governed by and construed in accordance with the laws of the State of New York, and Hong Kong law will be the procedural law of an arbitration.

•

Under AIIB’s Articles of Agreement, the property and assets of AIIB, wheresoever located and by whomsoever held, are immune from all forms of seizure, attachment or execution before the delivery against AIIB of an enforceable final judgment.

•

With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts (i) in connection with its commercial activities or (ii) based on an order confirming an arbitral award.

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Status as a foreign private issuer. AIIB is a “foreign issuer,” but is not a “foreign private issuer” as such terms are defined in Rule 405 under the Securities Act of 1933, as amended.

For these reasons, AIIB respectfully submits that, other than as described in the first paragraph of this response, revisions in the Amended Registration Statement are not necessary to address the Staff’s comment or the questions in the Disclosure Guidance.

6.

We note your disclosure in the “Where You Can Find More Information” section of the Schedule B that AIIB also incorporates by reference any future periodic reports and amendments filed with the SEC between the date of the prospectus and the termination of the offering of the securities. We also note that AIIB filed a Form 18-K/A on November 19, 2021 and is not specifically incorporated by reference. Please amend your registration statement to specifically incorporate by reference the latest Form 18-K/A and any subsequent reports that are filed after your initial registration statement and prior to effectiveness.

The Amended Registration Statement has been revised on page 2 in response to the Staff’s comment.

*  *  *  *  *

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On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at +49 69 4272 5525. I may also be reached by e-mail at czernieckik@sullcrom.com.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

(Enclosures)

cc:	Michael Coco
(Securities and Exchange Commission)

Andrew Cross
(Asian Infrastructure Investment Bank)